

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Yishai Cohen
Chief Executive Officer
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

>   **Re: Landa App 2 LLC**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 6**
>   **Filed August 23, 2022**
>   **File No. 024-11648**

Dear Yishai Cohen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2022 letter.

Post-qualification Amendment No. 6 to Offering Statement on Form 1-A, filed August 23, 2022

Management's Discussion and Analysis, page 59

1.   Please revise to address material changes to individual Series and include disclosure of performance information for the Company's historical operations, including dividend payments, vacancies and defaults. In this regard, we note the 201 Signet Court Series property is vacant and has not engaged in any subsequent rental operations since January 2022, and it appears from the Landa App that the interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.

Combined Statement of Certain Revenue and Expenses
1 Organization and Nature of Activities, page F-171

2.   We note your response to our comment 1. In light of the initial lease commencement date
        at 201 Signet Court, please tell us what consideration you have given to providing audited
        financial statements of 201 Signet Court in accordance with Rule 8-06 of Regulation S-X.

3.   We refer you to your note (5) to the table on pages F-164 to F-166 and your note (5) to the
        table on page F-171. Please revise your filing to clarify to which property note (5)
        pertains. Further, in light of the initial lease commencement date at such property, please
        tell us what consideration you have given to providing audited financial statements of that
        property in accordance with Rule 8-06 of Regulation S-X.

Exhibits

4.   It appears you do not include lease agreements for each Series. We also note you do not
        include Property Page materials with information made available on the Landa App.
        Please file the materials for each Series or advise.

        You may contact Jennifer Monick at 202-551-3536 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related
matters. Please contact James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction